SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 2, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom’s presentation to financial analysts of first half 2007 results.

france telecom first half 2007 results

this presentation contains forward-looking statements and information on France Telecom's objectives, in particular for 2007. Although France Telecom believes that these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could result in material differences between the objectives presented and the actual results achieved include, among other things, changes in the telecom market’s regulatory environment, competitive environment and technological trends, the success of the NExT plan and other strategic initiatives based on the integrated operator model as well as
France Telecom’s financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations.
the financial information in this presentation is based on international financial reporting standards (IFRS) and is subject to specific uncertainty factors given the risk of changes in IFRS standards.
more detailed information on the potential risks that could affect France Telecom's financial results can be found in the Document de Référence filed with the French Autorité
des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange
Commission.
market share figures at June 30, 2007 included in this presentation are France Telecom estimates, pending release of official figures for the period from national regulatory authorities.
First half 2007 financial statements are the subject of a limited review by statutory auditors.
Figures on a comparable basis are not reviewed
cautionary statement

3 part 1: group highlights for 1H07 part 2: focus on regional performance part 3: outlook agenda

4 1H07 Group Highlights

GOM stabilized in 1H with an improving revenue situation in
most activities, especially in 2Q
on track to reach 2007 guidance and 2006-2008 stable organic cash-flow
2H action plan should sustain 2007 performance and lay the
foundation for 2008
highlights

+41.0% 3,308 2,346
net income**
- released
+8.0% 2,416 2,237
- comparable terms***
2.25 2.49
net debt / GOM*****
+4.4% 3,260 3,122****
organic cash flow
-0.6 pt 11.4% 12.0% in % of rev
-2.8% 2,967 3,053
CAPEX
36.3% 36.3% in % of rev
+1.9% 9,416 9,236
GOM
+1.9% 25,913 25,422
revenues
key points 06/07 1H07
actual
1H06*
in million of euros
1H07 key financial achievements:
delivering business transformation benefits
•on a comparable basis, i.e adjusted from forex and perimeter impact, ** Net Income Group share, ***see adjustments page 15,
**** actual restated from Pages Jaunes, ***** GOM over 12 months on historical basis
2Q growth at +2.1%, after +1.8% in 1Q
GOM rate stabilisation confirmed in 2Q
Capex on track with full year guidance
even with seasonality effect in 1H
organic cash flow in line with FY
objective
stabilisation of net debt/GOM ratio in
1H  vs. FY06  due to dividend payment

1H07 key operational achievements:
all activities are contributing to the Group development
enterprise
+79% 50% o/w with Livebox
+19% 525 Business Everywhere (France)
+20% 273 IP/VPN accesses
+110% 35% o/w VoIP customers
+206% 8,940 o/w broadband customers
+15% 102,543 mobile customers
+16% - ICT services revenues
+185% 8% o/w IPTV clients
+23% 10,524 ADSL Broadband subscribers
108,497 o/w Orange branded
+9% 163,327 total group customers
key points
06/07 1H07
actual
In thousands
67% of total customer base rebranded
sustained double digit growth
of mobile customer base yoy
maintaining European leadership
in ADSL with a strong progression
of multiplay offers
continued development of ICT services
and success of Business Everywhere
*
*
*
* on a comparable basis

29%
32%
38%
49%
49%
44%
10%
9%
9%
12%
10%
9%
1H05 1H06 1H07
NExT: continuous evolution of Group business model in
mature markets towards internet, data and new services
PSTN access and voice** mobile access and voice** data and new services internet access**
* equipment sales and Orange Business Services excluded, Enterprise revenues on data excluded  ** wholesale included, *** see glossary
evolution of mature markets*** revenues* by usage
(base 100)
18%
19%
22%

9%
10%
9%
81%
80%
82%
9%
9% 9%
2%
1% 1%
1H05 1H06 1H07
NExT: growing markets still driven by mobile and
progressively moving to data, new services and internet
PSTN access and voice** mobile access and voice** data and new services internet access**
* equipment sales and Orange Business Services excluded, Enterprise revenues on data excluded   ** wholesale included, *** see
glossary
evolution of growing
markets*** revenues* by usage (base 100)
10%
10% 11%

increasing weight of growing markets*
from 10% to 13% in total Group revenues in 2 years
evolution of revenues in growing markets* (in million of euros)
3,398
2,868
2,214
1H05** 1H06** 1H07
+23.9%
CAGR
breakdown of revenues by main
areas in 1H07
* see glossary; ** historical basis
in % of
Group revenues
10% 11% 13%
27.9%
27.5%
28.1%
16.5%
Mobile Poland
Romania, Slovakia, Moldova
Egypt, Jordan
Africa, Dominicana and others

as announced while increasing commercial expenses in 2Q,
GOM has been stabilized in 1H07 vs 1H06 at 36.3% of revenues
1H07 Gross Operating Margin
stabilised at 36.3% despite stronger commercial investments in 2Q
50.9%
50.0%
51.3%
50.4%
50.3%
51.3%
39.2%
35.6%
36.5%
35.2%
36.3%
36.4%
1H05 2H05 1H06 2H06 1Q07 2Q07
GOM rate pre-commercial expenses GOM rate
evolution of margin by semester on comparable basis
GOM 1H07: stabilised
vs 1H
06

cost base under control contributed to margin
stabilization for the period
labour costs benefit from Group headcount
reduction
better control of our abundance offers
and lower termination rates
in line with our full year guidance to stabilize
the commercial costs/revenue ratio
12.2%
11.5%
14.2%
14.0%
5.2%
5.2%
15.0%
15.5%
17.1%
17.5%
1H06 CB 1H07
interconnection
other IT&N
commercial
expenses
labour
general, properties
and others
€16,185m
(63.7% of revenues)
€16,496m
(63.7% of revenues)
evolution of opex (in % of revenues)
provision reversal in 1H06 (Lebanon), higher
risks accruals in 1H07 and mobile license fees
in France

headcount evolution
pursuing headcount reduction especially in France
108,099
115,175
82,018
82,857
End of June 06 End of June 07
* excluding Pages Jaunes and other perimeter impacts in 2006; ** permanent headcount
headcount down by 7,915 people, i.e -4.0% vs 1H06 on a comparable basis
– in France, 1,571 net departures** in 1H07, ~ 60% of our 2006-2008 forecast achieved in 18 months
labour costs decreased on a comparable basis by 0.4pt in % of revenue, and by 0.2%
in absolute value vs 1H06:
– price impact: +4.2% / volume decrease: -4.1% / mix effect: -0.3%
190,117
198,032*
France
international
headcount evolution

3,876
3,949
2,389
2,456
-85
-183
+110
+18***
1H06 CB CTR cut** inter-operator costs IT&N non labour
opex
Labour opex 1H07
interconnect & IT&Networks costs
€140m improvement in 1H07, ie -2.2% yoy
other IT&N
costs
interconnect
costs
6,405
(25.2% of Rev.)
6,265
(24.2% of Rev.)
interconnect & IT&N costs* evolution (in million of euros)
interconnection costs net improvement of €73m with pro-active management of abundance offers deployment of customers’ service platforms and ongoing rollout of networks led to IT&N non labor opex increase, partly offset by savings from transformation activities. Network sharings will deliver new savings starting 2H07
IT&N labor opex has declined due to ongoing rationalization actions including synergies between fixed and mobile networks
interconnection costs
IT&N costs
*  including labour costs related to IT&N, ** cut in call termination rate (Mobile operators only), *** net of capitalized costs

128 - employees free share program
-409 -133
main elements impacting the comparability
gain on asset disposals and result of discontinued activities
-611 -76 exceptional on deferred tax & financial expenses
- 100 impairment of goodwill
3,308 2,346 net income Group share
- 132 discontinued activities
1 17 associates
-45 -106 restructuring costs
409 92 disposal of assets
-15 -131 impairment of assets
-137 -19 share-based payment
-159 -140 employee profit sharing
-4,007 -3,832 depreciation & amortization
5,463 5,139 operating income
-1,296 -1,298 financial results
- 543 -1,214 tax
- 316 - 413 minorities
2,416 2,237 net income Group share on comparable terms
9,258
1H06
9,416
gross operating margin (GOM)
1H07
in million of euros
o/w employees free of
charge  share program
(128m)
recognition of deferred tax
disposal of:
- Tower part. (TDF): 307m
- Eutelsat: 104m
increased investment in
mobile in growing markets
profit & loss account
increase of operating income and net income

* figures without Pages Jaunes in 2006, ** Capex, licenses, including fixed asset suppliers variation cash flow statement
organic cash flow in line with the FY guidance
-1,459 -1,596 net interest expense cash out
-467 - 304 income taxes cash out
-523 - 497 early retirement plan cash out
-346 - 349 employee profit sharing cash out
-35 68 change in Working Capital Requirement
3,122
71
-3,400
6,450
-129
9,258
1H06*
-3,343 capex and licenses**
6,552 net cash provided by operating activities
51 proceeds from sale of tangible and intangible assets
3,260 organic cash flow*
-36 others (restructuring costs, non cash items)
9,416
gross operating margin (GOM)
1H07
in million of euros

net debt
changes (in million of euros)
evolution of net debt
strong organic cash flow generation in 1H07
42,113
42,017
-3,260
+3,117
+531
+128
-412
-8
End of 2006 Organic
Cash Flow
Dividend Dividend paid
by the
subsidiaries
to minorities
Acquisitions Disposals Others End of June
2007

18 1H07 regional performance

1H07 personal France
stable revenue and GOM increase
revenues: +0.1% yoy
on a comparable basis
(+3.4% yoy excl. CTR)
GOM: +2.1% yoy on a comparable basis
back to revenue growth in 2Q (+0.3% yoy on CB) vs 1Q (-0,1% yoy on CB) benefiting from:
–
faster increase of the customer base at 23.4 million (+4.5% yoy)
–
limited impact so far of number portability
–
voice revenues decline compensated by non voice revenues growth
GOM rate increased by 70 bp yoy
–
9.1% savings on interconnect costs thanks to lower termination rates
–
higher commercial costs (+6.2% yoy) focused on retention
4,828 4,824
+3
-153
-74
+69
+159
1H06 CB Customer
Base Impact
CTR Impact Voice
Revenues
Non-voice
revenues
Equipement
& others
1H07
59.2%
57.4%
40.2%
39.5%
1H06 CB 1H07
GOM rate pre-commercial expenses GOM rate
(in million of euros)

15,050
14,076
8,353
8,314
1H06 1H07
1H07 personal France
quarterly stabilization of market share excl. MVNOs,
and increase including MVNO customers
46.7%
46.5%
46.7%
46.5%
46.4%
44.5%
44.5%
45.0%
45.2%
45.5%
2Q06 3Q06 4Q06 1Q07 2Q07
Orange market share evolution*
contract prepaid
customer
base mix (000s)
broadband development customers (000s)
5,221
4,376
3,595
2,522
1,903
1,506
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07
135k net adds in 1H07, thanks to a stronger 2Q
1.1m MVNO customers (x2.6 in 1 year)
pursuing value strategy with improving contract mix
slowdown of ARPU decline at the end of June 07
at €403 (-3.2% vs 1H06 and -0.9% excl. CTR impact)
strong momentum on broadband base
+ 39k (+0.5%)
+974k (+6.9%)
* company estimates
X 2.7
37.1% 35.7%
62.9%
64.3%
market share incl MVNO market share excl MVNO

1H07 home France
strong GOM growth in a transformed business model
revenue growth in 1H07 mainly driven by Internet revenue growth compensating PSTN revenue decline
still strong domestic wholesale revenues + 9.6% in 1H07 yoy (LLU, WLR, naked ADSL)
GOM benefiting from :
–
revenue increase and improvement of offers profitability
–
lower costs driven by NExT business model transformation (call centers, IT service platforms, new offers)
–
general improvement of quality of service, and intervention costs under control
8,838
8,742
+277
+72
-9
-244
1H06 CB PSTN Internet Carrier Others 1H07
37.8%
40.3%
35.4%
32.4%
1H06 CB 1H07
GOM rate pre-commercial expenses GOM rate
revenues : +1.1%
yoy on a comparable basis
GOM: +10.3% yoy
on a comparable basis
(in million of euros)
1Q07: -€98m         +€127m
2Q07: -€147m       +€150m

total number of fixed lines
(in million)
23.94
24.77
25.47 25.95
26.32
3.90
3.03 2.27
1.56 1.21
2Q06 3Q06 4Q06 1Q07 2Q07
number of retail lines number of wholesale lines
27.53
27.51
27.74 27.80 27.84
increase of total number of fixed lines driven
by broadband demand
market share maintained at 49.2%
successful use of Orange naked ADSL offers : 316k
customers at the end of June mainly in dense areas
improvement of quarterly broadband ARPU from
27.2€ in 2Q06 to 30.1€ in 2Q07 (+11% yoy)
new offers: VoIP (more unlimited fixed calls) and
VOD paying acts (x5 yoy)
13%
6%
28%
46%
65%
48%
1H06 1H07
IPTV 0.8m* VoIP 3m* Livebox 4.3m*
DSL base features
(in % of ADSL cust)
50.3%
48.0%
45.1%
47.6%
47.8%
49.2%
49.2%
49.3%
49.6%
49.7%
2Q06 3Q06 4Q06 1Q07 2Q07e
Net adds MS Market Share
ADSL market
share* (%)
* Company estimates
1H07 home France
ADSL base growth continued to be driven by multiplay access
* at the end of June 07

Arrêté
65
123
298
4Q06 1Q07 2Q07
accelerate sales in 2H07:
– handset sales will increase in 2H
from 259k in 1H
– net & Unik offer launch in 2H
UNIK, the only real convergent offer:
– UNIK available at home and
elsewhere (30 000 Orange Wi-Fi hot
spots + via friends’ Livebox)
– unlimited calls towards fixed phones,
Orange mobiles
– UNIK compatible with all Orange
contracts
UNIK development
in France (handset
sold)
x 4.6
Roadmap Orange Unik 2H07
Juillet Août Sept. Oct. Nov. Déc.
Edge Bluetooth
Socle
Nokia 6086
Sagem my419X
Nokia 6086 Silver
Samsung
SGH-P260
RIM
BB 8820
Samsung
Albis
Motorola A910
Samsung
SGH P200
Samsung
Ping
Socle
Nokia 6301
LG Puma
RIM
BB 8320
Remplacé par
Remplacé par
GPRS Socle
Date de lancement TBC
1H07 France
Unik:
strong take-off in 1H07 with an increased product range

1H07 France
FTTH deployment is on track
in 1H07, FT is the only player
to propose a FTTH offer
deployment launched in Paris,
suburbs and in 10 cities before
the end of the year (5 cities in 1H07)
regulation on FTTH should be
settled by 2H07
capex spending reached €10m
in 1H07
10%
End of 06 End of June 07
12,000
27,000
1,000
2,100
15%
number of managing agent
agreements signed (in household
equivalent)
number of customers
signed
rate of households passed
FTTH deployment indicators

France: priorities and action plan for 2H07
personal
home
continue to improve customer satisfaction and quality of service subscription fee increasing by €1 VAT included from July 07
selected and localised promotions to boost sales
acceleration of “Net” (Orange Naked ADSL) offers in dense areas boost “optimales” offers in PSTN base to reduce fixed churn
pursue FTTH deployment
maintain volume and value market share
continue development of loyalty programs and commercial expenses management to mitigate number portability consequences in 2H07 enhance MVNOs and licenses agreements
cost reduction to offset roaming impacts

1H07 personal UK
value strategy delivering +3.1% yoy revenue growth
53.9%
57.3%
23.6%
26.6%
1H06 CB 1H07
GOM rate pre-commercial expenses GOM rate
revenues: +3.1% yoy
on a comparable basis
GOM: -8.6% yoy
on a comparable basis
growth acceleration in 2Q07 (+5.5% yoy) thanks to:
– improved quality and volume of new contract customers
– increased data usage and new national roaming revenue from H3G
GOM pre-commercial expenses drop by 3.4 points with 2.1 points due to bundled broadband offers and dealer revenue sharing, used to enhance customer acquisition
GOM margin stable compared to FY06 (23.4%)
3,015
2,924
2,870
-25
+55
+17
-4
+48
+53
1H06 Forex
impact
1H06 CB Customer
base
impact
CTR impact Voice Non-voice Equipment
& others
1H07
(in million of euros)

180
160
50
214
2
-145
-238
143
187
2
-80
-167
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07
1H07 personal UK
strong performance of quarterly contract recruitment in 2Q07
9,982
10,220
5,183 4,731
1H06 1H07
prepaid contract
net adds
by quarter (000s)
customer base mix (000s)
ARPU evolution in £
improved customer mix with 34.2% contract
at the end of 1H07 (and over 90% new
consumer customers signing for 18 months
contract)
over 5 million contract subscribers:
– best 2Q since 2001 for contract net adds
(+214 k)
– contract churn falling to 24.4% in 1H07
versus 29.1% in 1H06
– market leading contract ARPU at 562£
(stable yoy in a very competitive market)
actions initiated to reboost prepaid acquisition
31.6% 34.2%
14,951
15,165
68.4% 65.8%
208 207 205
204 204
53 52
52
53 54
2Q06 3Q06 4Q06 1Q07 2Q07
voice ARPU non voice ARPU
261
259
257
257
258
+1.4%
yoy
prepaid contract
+452k (+9.6%)
-238k (-2.3%)

53%
37%
17%
22%
21%
28%
9%
13%
1H06 1H07
Gross adds per distribution channel *
70%
30%
increasing direct distribution to drive profitable customer growth
– retail : increased number of Orange shops to 337 by end of 1H07 (+40 shops yoy)
and develop new store format showing 30% increase in sale volume
– web: revamped Orange online portal and created “web only” offers optimising indirect distribution to enhance customer value
– redesigned relationship to improve customer quality and lifetime
(adapted commissioning and revenue sharing)
59%
41%
1H07 personal UK
improving control and value guidance through all distribution channels indirect prepaid
indirect contract
direct prepaid
direct contract
* acquisitions only. If we consider both acquisition & retention, direct channel gather 53% of sales in 1H07 (vs. 43% in
1H06)

1H07 home UK
ADSL base increase in a challenging market environment
4% annual revenue decline :
– driven by a managed drop of narrowband base (selective migration to broadband)
in a fast shrinking narrowband market
– partially offset by the broadband revenue growth (+18% yoy)
9% broadband subscribers growth yoy:
– 27% shared-base subscribers with mobile (295k subs.)
– stable broadband ARPU at 16£ per month
– 1H07 focused on QoS and LLU coverage now at 39% of population (20% in 1H06)
1,090
1,063
1,004
1H06 2H06 1H07
revenues : -
4% yoy on a comparable basis
closing base ADSL (000s)
(in million of euros)
206
215
+4
-17
-10
+15
1H06 CB BB base BB ARPU Narrow Band others
including
search
1H07
+9%
yoy

UK: priorities and action plan for 2H07
raise awareness of Orange as a broadband and home services provider
(TV campaign in 3Q07)
enhance customer experience of Home products and services
with an improved network (stability and quality)
exploit lead ISP status within DSG retail footprint
extend portfolio of offerings
– line rental and primary line voice bundle
– IP TV trial in 2H07
– content offering
home
personal
recover in prepaid market through targeting volume share in high value groups to fit with global value strategy
maintain contract loyalty progress, and extend across segments continue drastic business transformation to reduce cost base enhance new wholesale revenue streams

26,0%
20,9%
1Q07 2Q07
1,676
1,633
- 6
- 19
+ 20
- 38
+ 86
1H06 on a
comparable
basis
Customer
base
CTR Voice ARPU Non-voice Equipment &
others
1H07
51.6%
55.1%
26.5%
23.5%
1H06 CB 1H07
GOM rate pre-commercial expenses
GOM rate
revenues: +2.6% yoy
on a comparable basis
(+5.1% excluding CTR impact)
GOM: -9% yoy
on a comparable basis
contract focused strategy delivering 2.6% yoy revenue growth:
– strong improvement of customer mix and contract ARPU
– stable number of customers despite a cleaning of prepaid inactive base and Euskaltel effect
– contained ARPU decrease by -2% despite CTR cut from April 07 (slightly increasing excl. CTR effect)
GOM:
– 9% decrease yoy mainly due to higher interconnect and commercial costs to fuel contract growth
– improving trend in 2Q07 through adapted abundance offers
reversing GOM
trend in 2Q07
(in million of euros)
1H07 personal Spain
delivering 2.6% revenue growth and improving GOM trend from 2Q07

+ 233
+ 130
+ 174
+ 277
+ 153
+ 192
-209
-
58
-500
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07
1H07 personal Spain
increasing contract customer base and value
stable customer base yoy with 10,692k
customers at the end of 1H07 despite :
–
cleaning of prepaid inactive
customer base (- 500k subs in
2Q07)
–
Euskaltel impact of 267k customers
of which 58k in 2Q07
success of contract strategy: +31% yearly
contract gross adds
contract ARPU increase at €497 confirms
the validity of our value strategy
5,621
5,149
5,071
5,514
1H06 1H07
net adds
by quarter (000s)
Customer base (000s)
ARPU evolution in €
494 494 496 497 497
132
124
118
113
110
2Q06 3Q06 4Q06 1Q07 2Q07
contract ARPU prepaid ARPU
48.3% 52.6%
51.7% 47.4%
10,664
10,692
+29k subs (+796k excluding Euskaltel and
prepaid base cleaning impacts)
Orange customers without Euskatel Euskaltel customers only
prepaid contract
-558
+472k (+7.6%)
Prepaid base clean up

revenues decline in 1H07, due to ADSL growth (+18% yoy) not fully compensating voice
PSTN and narrowband decrease.
– From 2Q07, ADSL growth together with enterprise and services (IPTV and VoD)
reverse the declining trend
in a very competitive environment, ADSL subscriber base increased to 698 K subscribers with :
– a sharp monthly churn reduction yoy from 4.9% to 3.1% in 1H07
– a higher weight of ULL over our ADSL base yoy from 41% to 59% in 1H07
268
275
+ 18
- 35
+ 10
1H06 ADSL voice and
narrowband
Enterprise and
others
1H07
243
349
409
291
289
350
1H06 2H06 1H07
partial ULL non ULL
revenues: - €7m yoy (-2.5% on a comparable basis )
+ 18% in Broadband subscriber base (000s)
(in million of euros)
698
640
593
+68%
-17%
+18%
1H07 home Spain
continued strong growth in broadband in a tough
unbundling environment

Spain: priorities and action plan for 2H07
a new management committed to enhance profitable growth
reinforce ADSL market share through
– introduction of full ULL offers
– enhance anti-churn program
leverage on Ya.com acquisition
– closing on July 31
st
2007
– common marketing plan from 3Q07
reengineering  distribution with specific focus on convergent home and personal distribution root
personal
home
keep momentum in contract (retail and business)
increase 3G customer base and data product services
reinforce anti-churn strategy
Improve prepaid business model
develop MVNOs operations

1H07 personal Poland
leadership maintained in a slowing market
932
995
-4
-64
-35
-22
+189
1H06 on a
comparable
basis
Customer
base impact
CTR impact Voice Non-voice Equipment 1H07
62.9%
58.7%
38.5%
32.5%
1H06 CB 1H07
GOM rate pre-commercial expenses GOM rate
revenues : +6.8% yoy
on a comparable basis
(+14.6% excluding CTR impact)
GOM : +26.6% yoy
on a comparable basis
strong customer base growth of 17.3% at 13.1m customers, with prepaid and contract base up respectively by 16.3% and 18.9%
leadership maintained in term of value market share at 34.3% vs 34.0% in 1H06
ARPU: balanced mix effect with volume increase compensating adverse price effect
GOM rate up by 6pts yoy on a comparable basis driven by significant revenue growth and lower interconnect costs related to termination rates cuts
(in million of euros)

fixed voice traffic market share increased at 80.2% in 1H07 vs 78.9% in 1H06 despite negative impacts of regulatory decisions and fixed-to-mobile substitution broadband market share improvement at 42.5% in June 07 vs 42% in June 06 thanks to the 32% customer base yoy growth despite the high level of churn
GOM rate at 41%, was mainly impacted by :
- revenue decline not fully compensated by savings in inter-operator and commercial costs
- negative impact of risk assessment provisions
1,421
1,561
-3
-23
+2
-116
1H06 CB PSTN Internet Carrier Others 1H07
44.0%
51.4%
41.1%
48.1%
1H06 CB 1H07
GOM rate pre-commercial expenses GOM rate
revenues: -9% yoy
on a comparable basis
(-4.5% excluding regulatory impact)
GOM: -22.3%  yoy
on a comparable basis
(in million of euros)
1H07 home Poland
solid TP position in a highly competitive
and regulatory environment

Poland: priorities and action plans for 2H07
continue to sustain customer base growth above the market growth increase mobile broadband customers by developing the best content offer
keep on-net traffic under control by pushing unlimited offers pursue MVNO agreements
grow broadband penetration and protect fixed market share with promotions & new tariff plan
increase ADSL ARPU by launching the highest speed offer of the market at 15 Mb
improve multiplay services & loyalty by equipping new customers with a livebox as a default modem
improve time to market execution
personal
home

1H07 personal ROW
sustained and profitable growth
sustained revenue growth in 1H07 (+13.2%
vs +14.1% in 1H06), supported by ongoing
strong customer growth
revenue growth slowdown in 2Q07 vs 1Q07
mainly due to CTR cuts in Belgium and
Switzerland combined with an intensive
competition in Ivory Coast
GOM rate maintained at a high level thanks
to cost control programs
customer
base (000s): +33.4% yoy
on comparable
basis
1H 06 CB 1H 07
Africa and Dominicana Egypt, Jordan
Romania, Slovakia, Moldova Belgium, Netherlands, Switzerland
3,261
3,692
+27.6%
+32.9%
+17.2%
+0.1%
revenues: +13.2 % yoy
on a comparable basis
(+16.2% excl. CTR)
GOM: +12.6% yoy
on a comparable basis
59.5%
59.2%
41.8%
42.0%
1H06 CB 1H07
GOM rate pre-commercial expenses GOM rate
1H 06 CB 1H 07
Africa and Dominicana Egypt, Jordan
Romania, Slovakia, Moldova Belgium, Netherlands, Switzerland
30,147
40,227
+53.5%
+64.3%
+16.9%
+7.7%
(in million of euros)

1H07 home ROW*
ongoing development of Internet
revenue growth mainly driven by
– wholesale in Jordan
– Internet growth
– partly compensated by PSTN decline
internet base development thanks to growth of ADSL offers in Africa and Middle East
(+67% yoy on a comparable basis)
broadband customer
base (Netherlands,
Ivory Coast, Senegal, Jordan, Mauritius) (000s)
503
499 488
474
458
84
95
2Q06 3Q06 4Q06 1Q07 2Q 07
broadband in the Netherlands broadband in Africa & Middle East revenues: +7.0% yoy
on a comparable basis
1H 06 1H 07
Netherlands Jordan Africa and Dominicana
522
559
+7.6%
+4.5%
+7.9%
* home ROW excluding UK and Spain
503
499
488
558
553
(in million of euros)
+9.9%
yoy

Row: priorities and action plan for 2H07
home
personal maintain growth momentum
– further customer growth
– development of Internet (WiMax in Romania) and non-voice revenues
– Orange Bissau launched in 2Q07 and launch of Orange Guinea and Central Africa planned in 2H07
cost control everywhere:
– western Europe: further outsourcing in 2H07
– special action plan in Ivory Coast: QoS improvement, marketing offers, loyalty program and strong cost reduction plan
rebranding of Jordan fixed and mobile assets planned in 2H07 disposal of Orange NL in process
extension and deployment of multiplay offers
continue broadband development
– launch in August of FTTH in Slovakia
– development of Internet business: WiMAX based broadband access offers
(Bostwana, Cameroon,Madagascar)

ongoing improvement of revenue trend for the 4th consecutive quarter
– contained decrease in Business Network Legacy both in voice France and in data revenues
– slowdown of Advanced Business Network revenue growth as migration towards IP is well under way while uptake of new growth areas:
– IP VPN accesses up 19.6% yoy (273k accesses)
– Business Everywhere: 525k end users in France, up 18.7% yoy
– ICT service revenue growth +15.5% yoy in 1H07, above market trend, strengthened by selected acquisitions
– ICT service represent 24.3% of total Enterprise external sales
3,845
3,800
-223
+55
+61
+62
1H06 CB Business
Network
Legacy
Advanced
Business
Network
Extended
Business
Services
Others 1H07
revenues : -
1.2 % yoy on a comparable basis revenue evolution yoy on a comparable basis
(in million of euros)
-1.2%
-3.0%
-6.7%
1H06 2H06 1H07
1H07 enterprise
better containment of the decrease in traditional revenues whilst services revenues continue to grow above market

17.0%
19.5%*
1H06 CB 1H07
GOM: -13.5% yoy
on a comparable basis
GOM rate reduction was 2.5 points
on a comparable basis reflecting:
—
erosion of connectivity margin, driven
by IP transformation and a continued
competitive pressure on international
data prices
—
transformation of our business mix
slight GOM erosion expected in 2H07 vs 1H07,
as already observed in 1H07 vs 2H06 CB
* GOM rate adjusted for service prices changes between Enterprise and Home France
1H07 enterprise
impact of business transformation on GOM

enterprise: priorities and action plan for 2H07
continue actions to secure business network legacy revenues
pursue enhancement of our portfolio on VoIP/ToIP
continue streamline cost base
further master the profitability of ICT growth
accelerate commercial development in the emerging areas
(Russia and Asia Pacific)

44 outlook

key trends for 2H07
confirmation of 2007 guidance despite higher impact on 2H GOM of known regulatory decisions (roaming, portability, Poland, etc)
ongoing portfolio rationalization, focus on emerging countries and strengthen position in selected businesses
level of revenue performance in 2H should be consistent with 1H outlook
guidance confirmed after 1H07 solid performance
near stabilization of the gross operating margin rate in 2007 capex rate in % of revenues around 13%
maintain organic cash flow at €6.8Bn in 2007 and 2008

47 appendices

glossary
(1)
revenues less external purchases, other operating expenses (net of other operating income)
and labour expenses. Labour expenses presented in GOM do not include employee profit-
sharing or share-based compensation.
total number of customers who disconnect or are considered to have disconnected from its network, voluntarily or involuntarily (excluding money-back return and fraudulent connections) for the previous 12 months divided by the weighted average number of customers over the same period.
– for Personal UK, migrations between contract and prepaid products are included in individual product churn but not in overall churn. Disconnections occurring either during the money-back guaranteed 14-
days
trial period or due to fraudulent connections are not included in churn. Prepaid customers are considered churned  if they have not made any outgoing calls or received less than 4 incoming calls in the last
3 months.
– for Personal France, churn includes migrations between contract and prepaid products and those customers upgrading their handsets via an indirect channel as well as prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.
data presented with comparable methods, consolidation and exchange rates are presented for the preceding period.
tangible and intangible investments excluding GSM and UMTS licenses and investments through finance lease.
for PCS segment: total minutes used over the preceding 12 months (outgoing, incoming and roaming calls, excluding the traffic of Mobile Virtual Network Operators) divided by the weighted average number of customers over the same period. AUPU is expressed in minutes as a monthly usage per customer.
for HCS segment: average monthly revenues on the basis of the last twelve months divided by the weighted average number of customers over the same period.
for PCS segment: revenues of the network generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) divided by the weighted average number of customers over the same period.
for Internet: connectivity revenues divided by the weighted average number of Internet customers during the same period.
sum of France Telecom ADSL access on the retail market (excluding monoplay usage without high-speed Internet access), the unbundling and ADSL wholesale offers sold to third party operators and Internet access providers (IAPs).
Churn Rate
ARPU
(Average
Revenues Per
User)
GOM
Gross Operating
Margin
C.B.
(Comparable
Basis)
CAPEX
(CAPital
EXpernditures)
AUPU
(Average Usage
Per User)
ADSL market
share

glossary
(2)
wages and employees benefit expenses excluding employee profit sharing and share based compensation costs – net of capitalized costs.
external purchases including services fees and inter-operator costs, outsourcing fees relating to technical operation and maintenance and IT expenses external purchases including purchase of handset and other products sold, retail fees and commissions and advertising, sponsoring and brand costs
for PCS segment: sum of the acquisition costs for the handset sold and the commission paid to retailers from which are deducted the revenues received from the sale of handset for each customer renewing his contract.
for PCS segment: Sum of the acquisition costs for the handsets sold and the commissions paid to retailers from which are deducted the revenues received from the sale of handsets, for each new customer.
Poland mobile, Botswana, Cameroon, Dominican Republic, Egypt, Equatorial Guinea, Ivory
Coast, Jordan, Madagascar, Mauritius, Mexico, Moldova, Romania, Slovakia, Senegal,
Vanuatu, Vietnam, other countries
France, UK, Spain, Netherlands, Switzerland, Belgium, Poland Fixed
active employees at end-of-period: number of persons working on the last day of the period, including both permanent and fixed-term contracts.
gross financial debt (converted at the year end closing rate), less (i) derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, (ii) cash collateral paid on derivative instruments, (iii) cash and cash equivalent and financial assets at fair market value, and (iv) certain deposits paid on specific transactions, and adjusted for the impact of the effective portion of cash flow hedges.
Mature markets
Net Financial
debt
SACs
Subscriber
Acquisition
Costs
SRC
Subscriber
Retention Costs
Labour costs
IT&N costs
Commercial
costs
Growing
markets
Number of
Employees

1H07 revenue growth
sustained revenue growth in Personal and good performance
of Home France
* on a comparable basis, ie adjusted from forex (-52M€) and perimeter and other impact (+103M€ )
Change 1H07/1H06*
0.1% +5 4,828 4,824 personal France
3.1% +91 3,015 2,924 personal UK
2.6% +43 1,676 1,633 personal Spain
6.8% +63 995 932 personal Poland
13.2% +431 3,692 3,261 personal ROW
-0.5% -55 11,168 11,223
total home
1.1% +96 8,838 8,742 home France
-9.0% -140 1,421 1,561 home Poland
-4.0% -9 206 215 home UK
-2.5% -7 268 275 home Spain
6.9% +36 554 518 home other ROW
-1.2% -45 3,800 3,845 total enterprise
1.3% -42 -3,162 -3,120 eliminations
4.7% +633 14,107 13,473
total personal
1.9% +491 25,913 25,422 group revenues
% €m 1H07 1H06*
in million of euros

1H07 Gross Operating Margin
GOM stabilisation driven by domestic performance
* on a comparable basis, ie adjusted from forex (-€29m) and perimeter & other impacts (+€7m)
-
1.9% 36.3% 9,416 36.3% 9,236 group GOM
17.0%
8.0%
41.1%
35.4%
34.0%
41.8%
38.5%
23.5%
23.6%
40.2%
35.3%
19.5%
11.2%
48.1%
32.4%
33.0%
42.0%
32.5%
26.5%
26.6%
39.5%
35.5%
-13.5%
-27.4%
-22.3%
10.3%
2.5%
12.6%
26.6%
-9.0%
-8.6%
2.1%
3.9%
%
+0,7 pt 1,943 1,903 personal France
-3,0 pts 712 779 personal UK
-3,0 pts 393 432 personal Spain
+6,0 pts 383 303 personal Poland
-0,2 pt 1,544 1,371 personal ROW
+1,0 pt 3,795 3,701
total home
+3,0 pts 3,129 2,836 home France
-7.0 pts 584 752 home Poland
-3,2 pts 82 113 home ROW
-2,5 pts 648 749 total enterprise
-0,2 pt 4,974 4,788
total personal
in %
pts
1H07
in % of
revenues
1H06*        in % of
revenues
in million of euros

3,053 -7 +13 3,047 Capex
9,236 -29 +7 9,258 GOM
25,422 -52 +103 25,371 Revenues
1H06
proforma
exchange
rate impact
perimeter
(*)
and others
1H06
Historical
results
in million of
euros
1H06: from historical to comparable basis results
(*) impact of Jordan full consolidation, Silicomp, Neocles and Diwan entries and FTMSC sale
Exchange rate impact by currency
7.566 0.675 1.329 3.843 average rate 1H07
7.061 0.687 1.228 3.888 average rate 1H06
Others EGP GBP USD PLN

balance sheet
(1)
103,171 100,756 TOTAL ASSETS
- 1,265 4 assets held for sale
14,784 13,499 total current assets
3,970 3,257 7 cash and cash equivalents
599 434 other current financial assets and derivatives
580 722 prepaid expenses
247 89 current tax assets
1,788 1,691 other current assets
6,756 6,502 trade receivables, net
844 804 inventories, net
88,387 85,992 total non-current assets
8,250 7,856 deferred tax assets
987 1,162 other non-current financial assets and derivatives
338 307 assets available for sale
360 325 interests in associates
28,222 27,586 property, plant and equipment, net
18,713 17,634 other Intangible assets, net
31,517 31,122 goodwill, net
ASSETS
Year ended
December 31,
2006
Period ended
June 30,
2007
Note

balance sheet
(2)
8,057 9,754 7 exchangeable or convertible bonds, and other current financial debt and derivatives
1,240 993 7 accrued interest payable
1,606 1,495 current employee benefits
1,816 1,269 current provisions
9,015 8,197 trade payables
2,110 2,112 other current liabilities
466 314 current tax payables
3,177 3,153 deferred income
27,487 27,287 total current liabilities
- 252 4 liabilities included in assets held for sale
deferred tax liabilities
other non-current liabilities
other non-current provisions
non-current employee benefits
other non-current financial debt and derivatives
exchangeable or convertible bonds (non-current)
minority interests
translation adjustment
net income for the year
retained earnings (deficit)
additional paid-in capital
share capital
103,171 100,756 TOTAL EQUITY AND LIABILITIES
44,046 41,821 total non-current liabilities
1,749 1,631
1,494 1,371
2,206 2,344
534 546
7,234 6,793 7
30,829 29,136 7
31,638 31,396 8 total equity
4,844 4,362
26,794 27,034 equity attributable to equity holders of France Telecom SA
2,220 2,273
4,139 3,308
(5,171) (4,198)
15,179 15,215
10,427 10,436
EQUITY AND LIABILITIES
Year ended
December 31,
2006
Period ended
June 30,
2007
Note

cash-flow account
(1)
13,863 6,650 6,552 net cash provided by operating activities
(606) (390) (467) income tax paid
(2,848) (1,657) (1,573) interest paid and interest rates effects on derivatives, net
164 69 114 dividends and interest income received
235 19 (63) increase/(decrease) in other payables
15 (104) (9) decrease/(increase) in other receivables
other changes in working capital requirements
(318) (285) (399) increase/(decrease) in trade accounts payable
82 215 220 decrease/(increase) in trade accounts receivable
1 87 30 decrease/(increase) in inventories (net)
change in inventories, trade receivables and trade payables
34 21 137 share-based compensation
1,038 366 225 derivatives
(796) (433) (148) foreign exchange gains and losses, net
629 413 316 8 minority interests
3,004 1,359 1,226 interest income and expense
2,302 1,285 543 6 income tax
(24) (17) (1) share of profits (losses) of associates
(847) (521) (520) change in other provisions
(3,079) (92) (409) 5 gain on disposals of assets
2,800 - - impairment of goodwill
105 131 15 impairment of non-current assets
7,833 3,838 4,007 depreciation and amortization
adjustments to reconcile net income/(loss) to funds generated from operations
4,139 2,346 3,308 net income attributable to equity holders of France Telecom SA
OPERATING ACTIVITIES
Year ended
December 31,
2006
Period ended
June 30,
2006
Period ended
June 30,
2007
Note

cash-flow account
(2)
(4,691) (3,518) (2,844) net cash used in investing activities
(539) (29) 164 decrease/(increase) in marketable securities and other long-term assets
112 59 48 other proceeds from sales of investment securities
- - 110 3 - 5 Bluebirds
- - 254 5 Tower Participations
2,697 - - 4 PagesJaunes
proceeds from sales of investment securities, net of cash transferred
(142) (103) (39) other payments for investment securities
- - (89) 3 Silicomp
(113) (109) - Amena
cash paid for investment securities, net of cash acquired
105 71 51 proceeds from sales of property, plant and equipment and intangible assets
228 (70) (376) increase/(decrease) in amounts due to fixed asset suppliers
(7,039) (3,337) (2,967) purchases of property, plant and equipment and intangible assets purchases/sales of property, plant and equipment and intangible assets
INVESTING ACTIVITIES
Year ended
December 31,
2006
Period ended
June 30,
2006
Period ended
June 30,
2007
Note

cash-flow account
(3)
France Telecom has offset, with VAT payments of May and June 2007, various income tax receivables for a total amount of 178 million euros.
additional cash-flow disclosure:
(*) Includes cash and cash equivalents related to assets held for sale (see note 4).
3,970 2,261 3,265 cash and cash equivalents at end of period/year (*)
4,097 4,097 3,970 cash and cash equivalents at beginning of period/year
(28) (35) 18
effect of exchange rates changes on cash and cash equivalents and other non-monetary effects
(99) (1,801) (723) net change in cash and cash equivalents
(9,271) (4,933) (4,431) net cash used in financing activities
(2,602) (2,602) (3,117) 8 dividends paid by France Telecom SA
(593) (484) (531) 8 dividends paid to minority shareholders
(50) - - minority shareholders' contributions
54 16 39 8 capital increase
(10) (8) (229) 8 purchase of treasury shares
(724) (664) (35) exchange rates effects on derivatives, net
192 158 (191) decrease/(increase) in deposits and other debt-linked financial assets (including cash collateral)
(1,117) 1 044 576 7 increase/(decrease) in bank overdrafts and short-term borrowings
(42) - (8) equity portion of hybrid debt
(1,997) (1,278) (1,236) 7 long-term debt
(3,895) (2,605) (2,581) 7 bonds convertible, exchangeable or redeemable into shares redemptions and repayments
585 555 26 long-term debt
928 935 2,856 7 bonds convertible, exchangeable or redeemable into shares issuances
FINANCING ACTIVITIES
Year ended
December 31,
2006
Period ended
June 30,
2006
Period ended
June 30,
2007
Note

profit & loss account
(8,592) (4,386) (4,427) 2 - wages and employee benefit expenses
629 413 316 8 minority interests
4,139 2,346 3,308
net income attributable to equity holders of France Telecom
SA
4,768 2,759 3,624 consolidated net income after tax
3,211 132 - 4 consolidated net income after tax of discontinued operations
1,557 2,627 3,624 consolidated net income after tax of continuing operations
(2,180) (1,214) (543) 6 income tax
(3,251) (1,298) (1,296) finance costs, net
(122) (70) (57) discounting expense
26 20 1 foreign exchange gains (losses)
(3,155) (1,248) (1,240) interest expense
6,988 5,139 5,463 operating income
24 17 1 2 share of profits (losses) of associates
(567) (106) (45) 2 restructuring costs
97 92 409 5 gains (losses) on disposal of assets
(105) (131) (15) impairment of non-current assets
(2,800) 0 0 impairment of goodwill
(7,824) (3,832) (4,007) 2 depreciation and amortization
(30) (19) (137) 2 - share-based compensation
(346) (140) (159) 2 - employee profit-sharing
labour expenses:
(2,235) (1,078) (1,276) 2 other operating expense
473 284 236 2 other operating income
(22,809) (10,933) (11,030) 2 external purchases
51,702 25,371 25,913 2 Revenues
Year ended
December 31,
2006
Period ended
June 30,
2006
Period ended
June 30,
2007
Note

a steady innovation rythm for 2H07 boosted
by the summer collection
3Q 07 4Q 07
* pre-launch
NL PL Babybox
FR New Livebox
FR Livebox N
Livebox premium FR
Rewind TV FR*
Net & unik FR UK SP
Digital photo frame FR
Wifi extender FR
Fleet advanced FR
Live printer FR
Podcast mobile FR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: August 2, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information